2003
THIRD QUARTER REPORT
BENGUET CORPORATION
AND SUBSIDIARIES



     The third quarter of 2003 proved to be another profitable quarter for mining activities as the ore shipments of the Masinloc Chromite Operation (MCO) this year have more than doubled that of last year on a to-date basis. The Acupan Contract Mining
Operation has improved its production rate by almost
50% since the start of the year, and the Irisan Lime
Project continues to maintain profitability even on a one-kiln (of three) operation. On the whole, your Company performed better this quarter and the nine-month period compared to last year. Benguet
Corporation officially started its 15-year operation of the Kalilangan, Bukidnon water system on August 1, 2003. Benguetrade, Inc. on the other hand, continues to win projects for completion next year, as it increased its orders backlog by 64% from last quarter.